FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, regarding the distribution of dividends approved by the Ordinary Shareholders’ Meeting held on March 27, 2025. The same information contained in this letter will be published in the Chilean newspaper “El Mercurio”, on March 29, 2025.

Santiago, March 27, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

I hereby inform you that at the Ordinary Shareholders’ Meeting of this institution held today, the payment of dividend No.213 has been approved in the amount of CLP 9.85357420889 per share, to be paid out of the net income for the financial year 2024.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2025

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO